UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SPIRE CORPORATION
(Exact Name of Registrant as Specified in Charter)

Massachusetts	0-12742	04-2457335
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Patriots Park, Bedford, Massachusetts	01730-2396
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (781) 275-6000

Rodger W. LaFavre - (781) 275-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1    Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014, Spire Corporation, (the “Company”) is filing with the Form SD a Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and incorporated herein by reference.

The Company’s Form SD, including the Company’s Conflict Minerals Report, are available on the Company’s website at http://phx.corporate-ir.net/phoenix.zhtml?c=76421&p=irol-irhome. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02    Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2014 is filed as Exhibit 1.01 hereto.

Section 2    Exhibits

Item 2.01    Exhibits

Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRE CORPORATION

Date: June 1, 2015	By:	/s/ Rodger W. LaFavre
Rodger W. LaFavre
Chief Executive Officer and President

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